Exhibit 12.1

PMC-SIERRA, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 27,	December 28,	December 29,	December 31,	December 26,
	2014	2013	2012	2011	2010
Earnings:
Loss (income) before income taxes and before income from equity investees	$14,494	$(6,498)	$(282,958)	$81,323	$114,396
Fixed charges:
Interest expense and amortization of debt issue costs and discount on long-term obligations	$704	$162	$4,469	$6,697	$5,979
Rental interest factor (1)	3,050	3,018	3,714	4,295	3,755
Total fixed charges	$3,754	$3,180	$8,183	$10,992	$9,734
Earnings (loss) available to cover fixed charges (2)	$18,248	$(3,318)	$(274,775)	$92,315	$124,130
Ratio of earnings to fixed charges	4.9x	—	—	8.4x	12.7x

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated. Earnings consist of income (loss) before provision for income taxes less income from equity investees plus fixed charges. Fixed charges consist of interest charges, amortization of debt issuance costs, and that portion of rental expense that the Company believes to be a reasonable approximation of the interest factor included in rental expense.

(1)	The portion of operating lease rental expense that the Company believes to be a reasonable approximation of the interest factor is deemed to be one-third of total operating lease rental expense.

(2)	Earnings were inadequate to cover fixed charges for fiscal years ended December 28, 2013 and December 29, 2012.